UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into Long-term Lease Agreements

On December 24, 2024, Golden Heaven Group Holdings Ltd. (the “Company”) entered into a series of long-term lease agreements with Fuzhou Yibang Amusement Park Co., LTD (“Fuzhou Yibang”). Yuxi Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Yunnan Yuxi Jinsheng Amusement Park, located in Yuxi City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB22 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Changde Jinsheng Amusement Development Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Changde Jinsheng Amusement Park, located in Changde City, Hunan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB23 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter. Qujing Jinsheng Amusement Investment Co., Ltd., an operating entity of the Company, entered into a lease agreement with Fuzhou Yibang to lease the entirety of Qujing Jinsheng Amusement Park, located in Yujing City, Yunnan Province, China, one of the Company’s amusement parks, to Fuzhou Yibang for a term of 10 years. The annual rent for the first year is set at RMB7 million, to be paid quarterly, and will increase by 2% annually beginning the second year of the lease terms and for each year thereafter.

Fuzhou Yibang has undertaken to use all three amusement parks only for legal amusement business activities and not to change their use. The Company believes that by leasing of the three amusement parks, it can reduce operational costs and risks, improve asset utilization, and enhance the stability of cash flows, creating favorable conditions for sustainable development.

The foregoing descriptions of the lease agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached herewith as Exhibits 99.1 99.2 and 99.3.

Forward-Looking Statements

This Form 6-K contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure investors that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourage investors to review other factors that may affect the Company’s future results in its registration statement and other filings with the United States Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
99.1	English Translation of Yunnan Yuxi Jinsheng Amusement Park Site Lease Agreement
99.2	English Translation of Changde Jinsheng Amusement Park Site Lease Agreement
99.3	English Translation of Qujing Jinsheng Amusement Park Site Lease Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: December 26, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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